P.E. 2/21/02

02017009

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 22 2002
365
WASH. D.C. SECTION

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 21, 2002

SMITH & NEPHEW plc
(Registrant's name)

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Heron House
15 Adam Street
London, England WCN 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✔ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

Yes __ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- *n/a*.

Total Pages: 3

21 February 2002

The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP

Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 90,252,081 ordinary shares of 12 2/9p each in the Company representing 9.75% of the issued share capital of the Company.

Yours faithfully,

P.R. Chambers
Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC

Date February 21, 2002

By ______________________

Name: M G Parson

Title: Company Secretary